Exhibit 99.1

EXECUTION VERSION

YAMANA GOLD INC.
as Borrower

and

THE BANK OF NOVA SCOTIA
as Joint-Lead Arranger, Joint Bookrunner and Administrative Agent

and

THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH
as Syndication Agent

and

RBS SECURITIES INC.
as Joint-Lead Arranger and Joint Bookrunner

and

BNP PARIBAS (CANADA), BANK OF AMERICA, N.A., CANADA BRANCH,
CANADIAN IMPERIAL BANK OF COMMERCE and ROYAL BANK OF CANADA
as Co-Documentation Agents

and

THE BANK OF NOVA SCOTIA, THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH,
EXPORT DEVELOPMENT CANADA, BNP PARIBAS (CANADA),
BANK OF AMERICA N.A. (CANADA BRANCH), ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF TOKYO-MITSUBISHI UFJ (CANADA),
BARCLAYS BANK PLC, CREDIT SUISSE AG, TORONTO BRANCH, NATIONAL BANK OF CANADA,
MORGAN STANLEY BANK, N.A.,
THE TORONTO-DOMINION BANK and CITIBANK, N.A., CANADIAN BRANCH
as Lenders

SECOND AMENDING AGREEMENT
RE: AMENDED AND RESTATED CREDIT
AGREEMENT

Dated as of March 31, 2014

Fasken Martineau DuMoulin LLP
Toronto, Ontario

SECOND AMENDING AGREEMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 31st day of March, 2014.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

YAMANA GOLD INC., a corporation continued under the laws of Canada

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 29, 2012, as amended by the first amending agreement to amended and restated credit agreement dated as of February 28, 2013, pursuant to which the Lenders established a certain revolving credit facility in favour of the Borrower (the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                          Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1                          General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                          Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)                                 The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

““Maturity Date” means March 31, 2019, as the same may be extended from time to time pursuant to Section 9.1(b).”

(b)                                 The following definition is added in alphabetical order:

““MMM” means Minera Meridian Minerales S. de R.L. de C.V., a corporation incorporated under the laws of Mexico.”

(c)                                  The definition of “Guarantors” is hereby amended by inserting “MMM,” immediately following the term: “MMIC,” therein

2.3                          Establishment of Credit Facility

Section 2.1 of the Credit Agreement is hereby amended by deleting the value: “U.S.$750,000,000” in the third line thereof and replacing such deletion with the value: “U.S.$1,000,000,000”;

2.4                          Accordion Feature

Section 2.5(a) of the Credit Agreement is hereby amended by deleting the value:  “US$1,000,000,000 in the final sentence thereof and replacing such deletion with “US$1,250,000,000”;

2.5                          Tangible Net Worth

Section 11.1(o) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(o) [Intentionally Deleted]”

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2.6                          Schedules

Schedules A, B and H of the Credit Agreement are hereby deleted in their entirety and replaced with Schedules A, B and H attached hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                          Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1                          Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled (which conditions precedent must be fulfilled on or prior to March 31, 2014):

(a)                                 an acknowledgement and consent in the form attached hereto is executed and delivered by each Guarantor to the Administrative Agent;

(b)                                 a confirmation of Guarantees from each applicable Obligor, in form and substance satisfactory to the Lenders, shall have been executed and delivered;

(c)                                  the Administrative Agent has received, in form and substance satisfactory to the Majority Lenders:

(i)                                     a duly certified copy of the articles of incorporation and by-laws of the Borrower;

(ii)                                  a duly certified resolution of the board of directors or the shareholders of each Obligor authorizing it to execute, deliver and perform its obligations under this agreement or the aforementioned confirmation, as the case may be;

(iii)                               a certificate of a senior officer of the Borrower setting forth specimen signatures of the individuals authorized to sign this agreement;

(iv)                              a certificate of status or good standing for each Obligor (where available), issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated or formed;

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(v)                                 a certificate of a senior officer of the Borrower certifying that no Default has occurred and is continuing or would occur or arise immediately after this agreement becomes effective; and

(vi)                              an opinion of legal counsel to the Borrower with respect to, inter alia, the Borrower, the enforceability of this agreement and as to such other matters as the  Majority Lenders may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent; and

(d)                                 the payment by the Borrower to the Joint Lead Arrangers and the Administrative Agent for and on behalf of the Lenders, of all fees payable in connection with this agreement.

ARTICLE 5
MISCELLANEOUS

5.1                          No Default

The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2                          Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                          Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4                          Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                          Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

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5.6                          No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7                          Credit Document

This agreement shall be deemed to be a Credit Document.

5.8                          Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9                          Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

YAMANA GOLD INC.

By:	/s/
	Name:	Charles Main
	Title:	Executive Vice President, Finance and Chief Financial Officer

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	/s/
	Name:	Robert Boomhour
	Title:	Director

By:	/s/
	Name:	Alyssa Senwasane
	Title:	Associate Director

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/
	Name:	Michael Eddy
	Title:	Managing Director

By:	/s/
	Name:	Bhiravi Ravichandran
	Title:	Associate Director

THE ROYAL BANK OF SCOTLAND PLC, CANADA BRANCH

By:	/s/
	Name:	Shehan J. De Silva
	Title:	Vice-President

By:	/s/
	Name:	Michael D. Quinn
	Title:	Senior Vice President

EXPORT DEVELOPMENT CANADA

By:	/s/
	Name:	Christopher Wilson
	Title:	Senior Associate

By:	/s/
	Name:	Ranya Gabriel
	Title:	Financing Manager

BNP PARIBAS (CANADA)

By:	/s/
	Name:	Michael Gosselin
	Title:	Managing Director

By:	/s/
	Name:	Abhoy Vaidya
	Title:	Managing Director

BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/
	Name:	Marc Ahlers
	Title:	Vice President

By:
Name:
Title:

ROYAL BANK OF CANADA

By:	/s/
	Name:	Stam Fountoulakis
	Title:	Authorized Signatory

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/
	Name:	Peter Rawlins
	Title:	Executive Director

By:	/s/
	Name:	Kazim Mehdi
	Title:	Director

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

By:	/s/
	Name:	Angelo Bisutti
	Title:	Managing Director

By:
Name:
Title:

BARCLAYS BANK PLC

By:	/s/
	Name:	Noam Azachi
	Title:	Vice President

By:
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By:	/s/
	Name:	Alain Daoust
	Title:	Authorized Signatory

By:	/s/
	Name:	Christopher Gage
	Title:	Authorized Signatory

NATIONAL BANK OF CANADA

By:	/s/
	Name:	Roch Ledoux
	Title:	Director

By:	/s/
	Name:	Alexandre Bergeron
	Title:	Director

MORGAN STANLEY BANK, N.A.

By:	/s/
	Name:	Kelly Chin
	Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK

By:	/s/
	Name:	Sanup Gupta
	Title:	Director

By:	/s/
	Name:	Rohan Appadurai
	Title:	Managing Director

CITIBANK, N.A., CANADIAN BRANCH

By:	/s/
	Name:	Isabelle Côté
	Title:	Authorized Signatory

By:
Name:
Title:

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Finance Documents.

MINERA MERIDIAN LIMITADA

By:	/s/
	Name:	Roberto Alarcon Bittner
	Title:	Delegate

By:	/s/
	Name:	Sergio Orrego
	Title:	Delegate

YAMANA ARGENTINA HOLDINGS B.V.

By:	/s/
	Name:	Charles Main
	Title:	Managing Director A

By:	/s/
	Name:	Mextrust B.V.
	Title:	Managing Director B

YAMANA CHILE RENTISTA DE CAPITALES MOBILIARIOS LIMITADA

By:	/s/
	Name:	Roberto Alarcon Bittner
	Title:	Delegate

By:	/s/
	Name:	Sergio Orrego
	Title:	Delegate

JACOBINA MINERACAO DE COMERCIO LTDA

By:	/s/
	Name:	Arao Portugal
	Title:	Officer

By:	/s/
	Name:	Maria Da Graca Montalvao
	Title:	Officer

MINERAÇÃO MARACÁ INDÚSTRIA E COMÉRCIO S.A.

By:	/s/
	Name:	Arao Portugal
	Title:	Officer

By:	/s/
	Name:	Maria Da Graca Montalvao
	Title:	Officer

MINERA MERIDIAN MINERALES, S. DE R. L. DE C.V.

By:	/s/
	Name:	Darcy Marud
	Title:	Director

By:
Name:
Title:

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$105,000,000
The Royal Bank of Scotland plc, Canada Branch	$105,000,000
BNP Paribas (Canada)	$92,500,000
Bank of America N.A., Canada Branch	$92,500,000
Royal Bank of Canada	$92,500,000
Canadian Imperial Bank of Commerce	$92,500,000
Export Development Canada	$65,000,000
Bank of Tokyo-Mitsubishi UFJ (Canada)	$65,000,000
Citibank, N.A., Canadian Branch	$65,000,000
The Toronto-Dominion Bank	$65,000,000
Barclays Bank PLC	$45,000,000
Credit Suisse AG, Toronto Branch	$45,000,000
National Bank of Canada	$45,000,000
Morgan Stanley Bank, N.A.	$25,000,000

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:        THE BANK OF NOVA SCOTIA

I,                                         , the [senior financial officer] of Yamana Gold Inc., hereby certify that:

1.             I am the duly appointed <*> of Yamana Gold Inc., the Borrower named in the amended and restated credit agreement made as of February 29, 2012 as amended to the date hereof (the “Credit Agreement”) between, Yamana Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Yamana Gold Inc. pursuant to the Credit Agreement.

2.             I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.             To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending                                               , the amounts and financial ratios as contained in Sections 11.1(p) and 11.1(q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Ratio	Required Amount or Ratio
(a) Net Total Debt to Tangible Net Worth Ratio		< 0.75:1>
(b) Leverage Ratio		< 3.5:1

4.             Attached hereto is a revised updated Schedule G of the Credit Agreement.

5.             Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this                day of                           , 20        .

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill, Other Intangible Assets and Accumulated Other Comprehensive Income	U.S.$	( )
Tangible Net Worth	U.S.$	(A)

Net Total Debt to Tangible Net Worth Ratio

Indebtedness

Description	Amount

[itemize]

Aggregate Indebtedness	U.S.$	(B)

Non-Recourse Indebtedness	U.S.$	(C)

Total Debt	U.S.$	(D = B - C)

Cash Held by Non-Recourse Indebtedness Companies	U.S.$	(E)

Net Total Debt	U.S.$	(F = D – E)

Tangible Net Worth	U.S.$	(G)

Net Total Debt to Tangible Net Worth	<*>:1

Minimum Requirement	0.75:1

Leverage Ratio

Net Total Debt	U.S.$	(H)

Rolling EBITDA	U.S. $	(I)

Leverage Ratio (Actual)		(H:I)

Minimum Requirement 3:50:1

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin per annum	Base Rate Loan interest rate margin per annum	Standby Fee rate per annum
I	> 2.50	2.750%	1.750%	0.550%
II	> 2.0:1 to < 2.5:1	2.250%	1.250%	0.450%
III	> 1.5:1 to < 2.0:1	2.000%	1.000%	0.400%
IV	> 1.0:1 to < 1.5:1	1.700%	0.700%	0.340%
V	< 1.0:1	1.450%	0.450%	0.290%